Exhibit 99.2

News release...

Date: 13 June 2003
Ref: PR301g

Comalco signs landmark alumina deal

Comalco Aluminium Limited (Rio Tinto 100%) today announced an agreement to supply the Norwegian industrial conglomerate Norsk Hydro with 500,000 tonnes of alumina per year for more than 20 years.

The magnitude of the supply arrangement means the contract, signed today in Oslo by Comalco Chief Executive, Mr Sam Walsh, and Hydro Aluminium Executive Vice President, Mr Jon-Harald Nilsen, represents one of the biggest alumina agreements in history.

Mr Walsh said, “This is one of the most significant minerals contracts ever entered into by an Australian company. It underpins our decision to build the new Comalco Alumina Refinery in Gladstone, due to commence shipping in 2005.

Under the agreement, starting with a volume of 300,000 tonnes in 2005, Comalco will supply Hydro Aluminium with 500,000 tonnes of alumina annually, from 2006 through to 2030. The agreement allows for volume increases during the duration of the contract.

Mr Walsh said, “This agreement is in line with Comalco’s strategy to grow our alumina business. It is also part of our plan to maximise the value of Comalco’s vast bauxite deposits at Weipa in north Queensland, Australia.”

Comalco, a wholly-owned subsidiary of Rio Tinto, is a major Australian-based supplier of bauxite, alumina and primary aluminium to world markets. It operates or has interests in bauxite mines in Australia and Guinea, alumina refineries in Australia and Sardinia and aluminium smelters in Australia and New Zealand.

Cont…/

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